Exhibit 10
MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27216
March 20, 2008
VIA FACSIMILE AND OVERNIGHT COURIER
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, North Carolina 28405
Attention Cameron Coburn, CEO
Dear Mr. Coburn:
This letter is to advise you that the I have timely submitted to Cape Fear Bank Corporation a notice of nominations pursuant to the company’s bylaws and intend to solicit in opposition to management’s director nominees at the company’s 2008 annual meeting.
Pursuant to Rules 14a-6(a) and 14a-9 promulgated by the Securities and Exchange Commission, as confirmed by an SEC Telephone Interpretation (Third Supplement, Section G, Question 2), Cape Fear Bank Corporation is required to file its proxy materials with the SEC in preliminary form.
Very truly yours,
/s/ Maurice J. Koury
Maurice J. Koury